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                               eB2B Commerce, Inc.
                               29 West 38th Street
                            New York, New York 10018

                                               November 10, 1999

Steven L. Vanechanos, Jr.
Chief Executive Officer
DynamicWeb Enterprises, Inc.
271 Route 46 West
Building F, Suite 209
Fairfield, NJ 07004

            Re: Letter Agreement - Merger of eB2B Commerce, Inc. with DynamicWeb Enterprises, Inc.

Dear Mr. Vanechanos:

      This letter sets forth the terms upon which eB2B Commerce, Inc. ("eCom"), proposes to merge with and into DynamicWeb Enterprises, Inc. (the "Company"). This binding agreement ("Agreement") describes certain material terms and conditions of the Transaction. This Agreement may be superseded only by the "Definitive Agreement" (as defined below).

1 The Transaction. eCom will enter into the Definitive Agreement with the Company, whereby the shareholders of eCom upon the closing of the merger will receive capital stock of the Company in exchange for their capital stock in eCom. The terms of the capital stock exchange are set forth below (the "Transaction"). The Transaction is contemplated to be a tax-free merger of eCom with and into the Company in a reorganization pursuant to Section 368 of the Internal Revenue Code with the Company being the surviving corporation (the "Surviving Corporation"). The terms of the Transaction to be included in a definitive agreement are as follows:

      1.1 Conversion of Shares. Immediately prior to the closing of the Transaction, the Company's outstanding capital stock will be comprised of approximately 4,800,000 shares (but in no event shall there be more than 5,400,000 shares) of common stock (inclusive of the conversion of all outstanding Series A and Series B Preferred Stock, and assuming the conversion of all other warrants, options or other convertible instruments). The Company will issue unregistered shares of its capital stock equivalent to not less than 25 million shares of common stock in exchange for all of the outstanding shares of capital stock of eCom (including the capital stock issued by eCom in connection with the private placement of eCom's securities referred to below). In addition, (i) for each outstanding share of common stock of the Company (or common stock equivalent) in excess of 4,800,000 shares, the Company shall issue to eCom stockholders 5.2083 additional shares of its common stock to eCom stockholders in connection with the Transaction, and (ii) in the event eCom receives in excess of $15 million in gross proceeds from the private placement of its securities, for each additional dollar in excess of the $15 million gross proceeds received by eCom, the Company will issue to eCom stockholders .484 of a share of its common stock and a warrant to purchase .242 of a share of the Company's common stock at an exercise price of $2.06 (subject to appropriate adjustment as may be





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required by (i) above). In furtherance of the foregoing, prior to entering into the "Definitive Agreement" (as defined below) regarding the Transaction, the Company will provide eCom with evidence of the agreement of the holders of the Company's outstanding Series A and Series B Preferred Stock (the "Preferred Holders") to (i) convert their holdings to the Company's common stock prior to the closing of the Transaction, and (ii) enter into the Lock-Up Agreement (as defined below) with the modifications and provisions acceptable to eCom.

      1.2 Directors and Officers. The directors and officers of eCom in office at and as of the date of the closing of the Transaction will remain the directors and officers of the Surviving Corporation (retaining their respective positions and terms of office). One additional member of the Board of Directors of the Surviving Corporation will be designated by the Company.

      1.3 Completion of Private Placement. Prior to the closing of the Transaction, eCom will have received a minimum of $15 million in gross proceeds in a private placement of its securities.

      1.4 Lock-Up Agreement. Each officer, director and principal shareholder of the Company who owns shares of the Company's capital stock which have not been registered under the Securities Act of 1933 (the "Act") will enter into an agreement, satisfactory to eCom, to the effect that such individual or entity will not sell, assign or transfer any shares of the Company's capital stock for a period commencing on the date of this Agreement and continuing, unless this Agreement is terminated, for the longer of (i) 12 months from the closing of the Transaction, or (ii) up to 12 months from the closing of a "Qualified Offering" by the Surviving Corporation which occurs within the initial 12 month period referred to in (i) above, as may be required by the managing underwriter or placement agent of the Qualified Offering. For purposes of this Agreement, a "Qualified Offering" means a private or public offering of the securities of the Surviving Corporation conducted subsequent to the closing of the Transaction which results in gross proceeds to the Surviving Corporation of at least $20 million. Shareholders of the Company which hold more than 10% of the outstanding capital stock (or securities which are convertible into shares of capital stock) which have been registered under the Act will enter into agreements satisfactory to eCom regarding restrictions on their right to sell shares of the Company's capital stock following the date of this Agreement. For purposes of this Agreement, the term "Lock Up Agreement" shall mean any agreement referred to in this Section 1.4 regarding a restriction on the right to sell the Company's capital stock following the date of this Agreement.

      1.5 Shareholder Approval. Each party shall use their best efforts to obtain the appropriate shareholder approval of the Transaction including the solicitation by the Company of proxies, and any and all other approvals and consents necessary to close the Transaction. In furtherance of the foregoing, Steven L. Vanechanos, Jr. and Steven L. Vanechanos, Sr., the Company?s Chief Executive Officer and Secretary/Treasurer, respectively, and owners of an aggregate total of 549,491 shares of the Company?s common stock, hereby each individually agree to vote their shares to approve the Transaction. Nothing herein shall be construed as limiting the fiduciary obligations of Steven L. Vanechanos, Jr. and Steven L. Vanechanos, Sr. as members of the Company?s Board of Directors.

      1.6 Change of Name etc. The Certificate of Merger will provide that the Surviving Corporation will change its name to "eB2B Commerce, Inc." In addition, the Articles of Incorporation and the By-laws of the Surviving Corporation will be amended in a form acceptable to eCom.

2 No Solicitation, Exclusive Dealing, etc. In order to induce eCom to proceed with the Transaction, the Company, agrees that for the period from the date of this Agreement through and including the date on which eCom and the Company shall agree in writing to terminate this


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Agreement, but in no event later than four months from the date hereof, the
Company shall not (nor shall they permit any of the Company's officers, directors, agents, or affiliates to) directly or indirectly solicit, encourage (including by way of providing any nonpublic information concerning the Company to any person), initiate or participate in any negotiations or discussions or otherwise cooperate with in any way or provide information to any corporation, partnership, person or other entity, or enter into (or authorize) any agreement or agreement in principal, or announce any intention to do any of the foregoing, with respect to any expression of interest, offer or proposal to acquire (i) all or a substantial part of the Company's business, or (ii) any of its capital stock, whether by stock purchase, merger, consolidation, purchase of assets, tender offer or otherwise except in the exercise by the Board of Directors of its fiduciary obligation to its shareholders to consider unsolicited offers, if any, received by the Company for its acquisition. The Company acknowledges that if one or more of the Company's affiliates or the Company were to cause a breach of this provision, eCom would suffer damages that would be difficult to ascertain and that, in the event of such breach, eCom shall be entitled to an injunction restraining such breach and the Company and affiliates shall be jointly and severally liable to eCom for any reasonable attorney"s fees incurred in connection with obtaining such injunction. Any such equitable relief shall be in addition to any other relief available to eCom. The Company shall immediately notify eCom regarding any discussions between the Company and any other third party as to any offer or proposal.

3 Transaction Costs. In the event either party withdraws from or terminates this Agreement, then the withdrawing party shall be liable to the other for the Transaction Costs incurred by such non withdrawing party which shall be payable upon demand. In the event both parties mutually agree to terminate the Agreement, then each party shall be responsible for their respective Transaction Costs. For purposes of this paragraph, "Transaction Costs" means any all costs and expenses including, without limitation, reasonable fees and disbursements of consultants, financial advisors, counsel, accountants and investment bankers, incurred in connection with the Transaction.

4 Break-up Fee. If the Company either withdraws from or terminates this Agreement (other than by reason of mutual agreement by both parties to terminate the Agreement) then, within 30 days of such event, the Company will pay to eCom the sum of $500,000 as liquidated damages, provided however, no such liquidated damages shall be due and payable in the event the Company does not enter into a Definitive Agreement by November 15, 1999 solely as a result of either its due diligence investigation of eCom, or the failure of the Preferred Holders to agree to convert their securities to common stock prior to the closing of the Transaction and/or enter into the Lock-Up Agreement; and, provided further, if prior to such date, the Company receives an unsolicited offer to participate in a Transaction which would result in a "change of control" of the Company, and the Company subsequently accepts such offer, the Company will pay eCom the sum of $500,000 as liquidated damages within 30 days of the acceptance of the offer. In the event the liquidated damages described in the previous two sentences are not paid within 30 days of the due date, the $500,000 due to eCom will be convertible, at the discretion of the eCom, into 750,000 shares of the Company's common stock issuable immediately upon written notice to the Company to that effect.

5 Conduct of Business. Pending execution of the Definitive Agreement, the Company agrees that it will:

      a) Conduct its business in the ordinary course, and not engage in any extraordinary transactions without informing eCom prior thereto.

      b) Not dispose of any assets of the Company, except in the ordinary course of business.

      c) Not materially increase the annual level of compensation of any employee, and not


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      materially increase at all the annual level of compensation of any person and not materially grant any unusual or extraordinary bonuses, benefits or other forms of direct or indirect compensation to any employee, officer, director or consultant except in the ordinary course of business.

      d) Not increase, terminate, amend or otherwise modify any plan for the benefit of employees.

      e) Not pay any dividends, redeem any securities, or otherwise cause assets of the Company to be distributed to any of its shareholders except by way of compensation.

6 Definitive Agreement. The definitive agreement regarding the Transaction (the "Definitive Agreement") will contain customary mutual covenants, representations, warranties, indemnities and conditions to closing of each party acceptable to the other party. Commencing immediately upon the execution of this Agreement, the parties will negotiate, in good faith, the complete terms and provisions of the Definitive Agreement. The parties further agree to enter into the Definitive Agreement by the close of business on November 15, 1999.

7 Termination. This Agreement will automatically terminate upon the earlier of
(i) a closing of the Transaction or (ii) four months from the date hereof; or
(iii) the date of the mutual agreement of the parties or the withdrawal of a party ("Termination Date").

8 Employee Solicitation. For the period from the date of this Agreement through and including (a) nine months from the date of this Agreement, or (b) such earlier date on which eCom and the Company shall agree in writing to terminate this Agreement, the parties hereto shall not, directly or indirectly, solicit, hire or otherwise retain as an employee or independent contractor, any full-time employee of the other party.

9 Confidentiality. Except as and to the extent required by law, no party hereto will disclose to a third party (other than to other representatives of the Company or eCom who need to know such information for purposes of evaluating the Transaction) any information, including Confidential Information, regarding the existence of this Agreement, the terms of the Transaction, or the existence or status of negotiations with respect thereto without the prior consent of eCom and the Company. For purposes of this paragraph, "Confidential Information" means any information about either party stamped "confidential" or identified in writing as such to the other party promptly following its disclosure, unless (a) such information is already known to such non-disclosing party or its representatives or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of the non-disclosing party or its representatives, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Transaction, or (c) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings. Notwithstanding the foregoing provisions of this Section 9, in the event a party is requested or required to disclose any of the Confidential Information, such party will provide the other with prompt written notice of any such request or requirement so that the disclosing party may seek a protective order or other appropriate remedy. If, in the absence of a protective order or other remedy, a party is nonetheless legally compelled to disclose Confidential Information, such party may, without liability hereunder, disclose that portion of the Confidential Information which is legally required to be disclosed, provided that such party exercises reasonable efforts to preserve the confidentiality of the Confidential Information, including, without limitation, by cooperating with the other party to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information. Upon the written request of the disclosing party, the non-


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disclosing party will promptly return to the disclosing party or destroy any
Confidential Information in its possession and certify in writing to the disclosing party that it has done so.

10 Disclosure. Except as and to the extent required by law, without the prior written consent of the other party, neither eCom nor the Company will, and each will direct its representatives not to make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise to disclose or to permit the disclosure of the existence of discussions regarding, the Transaction or any of the terms, conditions, or other aspects of the Transaction. If a party is required by law to make any such disclosure, it must first provide to the other party the content of the proposed disclosure, the reasons that such disclosure is required by law, and the time and place that the disclosure will be made. Notwithstanding the foregoing, the parties agree that the Company will make a public announcement and required public filings regarding this Agreement and the Definitive Agreement.

11 Miscellaneous.

      11.1 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be original, but all of which together shall constitute one and the same document. This Agreement shall be effective upon the exchange by telefax of executed signature pages.

      11.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of law).

      11.3 Access to Information. From the date hereof, each party shall (and shall cause its respective officers, directors, employees, accountants and agents to) afford the officers, employees and agents of the other party, reasonable access at all reasonable times to its officers, employees, agents, properties, offices and other facilities, and books and records, and furnish such party with all financial, operating and other data and information as may be reasonably requested.

      11.4 Finders Fee. The parties hereby agree that a finders fee will be paid upon the closing of the Transaction, to Commonwealth Associates, L.P., as exclusive agent for eCom, for services rendered in the introduction of the parties to this Transaction and assistance in negotiating and closing the Transaction. The Company represents to eCom that no other broker or advisor is or will be entitled to any fee as a result of the closing of the Transaction; provided, however, Sands Brothers & Co., Ltd. is asserting that it is entitled to a fee.

      11.5 Entire Agreement, etc. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any prior written or oral understandings or agreements among eCom or the Company. This Agreement may be amended, modified or supplemented only by written agreement executed by both parties.

      11.6 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

      11.7 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

      11.8 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

      11.9 Notices. All notices, requests, demands, claims, and other communications


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hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two (2) business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

      If to the Company:                        Copy to:
      Steven L. Vanechanos, Jr.                 Sarah Hewitt, Esq.
      Chief Executive Officer                   Brown Raysman Millstein Felder
      DynamicWeb Enterprises, Inc.              & Steiner LLP
      271 Route 46 West                         120 West 45th Street
      Building F, Suite 209                     New York, New York 10036
      Fairfield, New Jersey 07004

      If to eCom:                               Copy to:
      Peter Fiorillo                            Jack Hughes, Esq.
      Chief Executive Officer                   Moskowitz Altman & Hughes LLP
      eB2B Commerce, Inc.                       11 East 44th Street
      29 West 38th Street                       Suite 504
      New York, New York 10018                  New York, New York 10017

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

      11.10 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

      11.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

      11.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

               THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK


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      Please indicate your agreement to the terms set forth herein by executing the enclosed copy of this Agreement. This Agreement shall be null and void if it has not been executed by all parties and returned to eCom before 5:00 p.m., New York time, on November 10, 1999.

Very truly yours,
eB2B Commerce, Inc.


By: /s/ Peter Fiorillo
    --------------------------------
    Peter Fiorillo
    Chief Executive Officer

ACKNOWLEDGED AND AGREED TO:
This 10th day of November, 1999

DynamicWeb Enterprises, Inc.


By: /s/ Steven L. Vanechanos, Jr.
    --------------------------------
    Steven L. Vanechanos, Jr.
    Chief Executive Officer

For purposes of Section 1.5 only:

/s/ Steven L. Vanechanos, Jr.
------------------------------------
Steven L. Vanechanos, Jr.

/s/ Steven L. Vanechanos, Sr.
------------------------------------
Steven L. Vanechanos, Sr.


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